ROBERT W. PHILLIPS +1 415 693 2020 rphillips@cooley.com	VIA EDGAR AND FEDEX

June 27, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E. Washington, D.C. 20549

Attn:	Chris Edwards
Joe McCann

Re:	Threshold Pharmaceuticals, Inc.
Registration Statement on Form S-4
Filed May 15, 2017
File No. 333-217993

Dear Mr. Edwards:

On behalf of our client, Threshold Pharmaceuticals, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 2, 2017 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company has revised the Registration Statement in response to the applicable Comments set forth in the Comment Letter and is filing concurrently with this response letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which reflects these revisions as well as updates to financial statements and other business developments. For convenience, the numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and the Comments are presented in italics. The page reference in the text of this response letter corresponds to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Questions and Answers About the Merger, page 1

1.	We note the exchange ratio is subject to adjustment based on Threshold’s net cash at the effective time of the merger. Please disclose the impact of the cash adjustment on the exchange ratio based on Threshold’s net cash as of a recent date.

Response: The Company hereby confirms to the Staff that based on its cash balance as of March 31, 2017 and expected cash balance as of the anticipated closing date of the merger, it does not anticipate that the Company’s net cash will fall below $12.5 million or above $17.5 million. Accordingly, the Company does not expect the exchange ratio to be adjusted at the time of the merger. However, the Company has revised the disclosure on page 2 of Amendment No. 1 to disclose the impact of the cash adjustment on the exchange ratio to the

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extent its net cash were to fall below the $12.5 million floor or above the $17.5 million ceiling by an amount of $0.5 million to illustrate the impact of an adjustment.

General

2.	We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective prior to resolution of the confidential treatment request.

Response: The Company acknowledges the Staff’s comment.

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Please direct any questions or comments concerning Amendment No. 1 or this response letter to either the undersigned at (415) 693-2020 or Chadwick Mills at (650) 843-5654.

Sincerely,

/s/ Robert W. Phillips

Robert W. Phillips

cc:	Wilfred E, Jaeger, Threshold Pharmaceuticals, Inc.

Joel A. Fernandes, Threshold Pharmaceuticals, Inc.

Mark Hopkins, Threshold Pharmaceuticals, Inc.

Chadwick Mills, Cooley LLP

Rama Padmanabhan, Cooley LLP

William C. Hicks, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew J. Gardella, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Robert E. Burwell, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

COOLEY LLP 101 CALIFORNIA STREET 5TH FLOOR SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 COOLEY.COM